Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603)26914122 FAX: (603)26987398

05013219

RECEIVED
2005 DEC 13 P 2:-2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETTER FOR MAINTENANCE OF EXEMPTION

9 December 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 17

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed are copies of each of the following public announcements submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1.	Members' Voluntary Liquidation of Arabis Pte. Ltd.	24.11.2005
2.	Changes in the interest of Employees Provident Fund Board, a substantial shareholder	24.11.2005
3.	Changes in the interest of Employees Provident Fund Board, a substantial shareholder	01.12.2005
4.	Changes in the indirect interest of Yayasan Pelaburan Bumiputra	01.12.2005
5.	Changes in the interest of Permodalan Nasional Berhad, a substantial shareholder	01.12.2005
6.	Changes in the interest of Employees Provident Fund Board, a substantial shareholder	07.12.2005
7.	Proposed scheme of arrangement between Sime Darby, Tractors Malaysia Holdings Berhad ("Tractors") and the stockholders of Tractors other than Sime Darby under section 176 of the Companies Act, 1965 to privatise Tractors.	07.12.2005

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

PROCESSED
DEC 13 2005
THOMSON FINANCIAL

c.c. Ms. Anita Sung
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

LMP/ec/jm/c:letter re EDMS

Form Version 2.0

General Announcement

Submitted by S DARBY on 24/11/2005 05:27:59 PM
Reference No SD-051123-42217

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	SIME DARBY BERHAD
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Members' Voluntary Liquidation of Arabis Pte. Ltd.

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Arabis Pte Ltd ("APL") has held an Extraordinary General Meeting on 23 November 2005 at which it was resolved that APL be wound-up voluntarily. The shareholder of APL also approved the appointment of Ms Chua Sook Pei and Ms Ang Guat Choon as Liquidators of APL.

APL was involved in the business of marketing, distribution and refining edible oils and related products until the cessation of its operations in August 1988.

The voluntary liquidation of APL is not expected to have any material effect on the earnings and net tangible assets of the Sime Darby Group for the financial ending 30 June 2006. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest in the voluntary liquidation.

This announcement is dated 24 November 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 24/11/2005 05:20:11 PM
Submitted by S DARBY on 24/11/2005 05:27:57 PM
Reference No SD-051116-E0140

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
AmInvestment Management Sdn. Bhd.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 09/11/2005	* 36,700	

* Circumstances by reason of which change has occurred : Purchase of shares managed by Portfolio Manager
* Nature of interest : Direct
Direct (units) : 348,484,755
Direct (%) : 14.47

Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **348,484,755**

* Date of notice : **09/11/2005**

Remarks :
The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 15th November 2005.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 24/11/2005 05:19:19 PM
Submitted by S DARBY on 24/11/2005 05:27:58 PM
Reference No SD-051121-D60AC

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Mayban Investment Management Sdn. Bhd.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 14/11/2005	* 450,000	

* Circumstances by reason of which change has occurred	:	Sale of shares managed by Portfolio Manager
* Nature of interest	:	Direct
Direct (units)	:	348,099,555
Direct (%)	:	14.45

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	348,099,555
* Date of notice	:	15/11/2005

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 21st November 2005.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 24/11/2005 05:17:49 PM
Submitted by S DARBY on 24/11/2005 05:27:57 PM
Reference No SD-051117-DF102

Submitting Merchant Bank (If applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

AmInvestment Management Sdn. Bhd.
(Acquisition of 114,800 shares)

Mayban Investment Management Sdn. Bhd.
(Disposal of 50,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 11/11/2005	* 114,800	
Disposed	11/11/2005	50,000	

* Circumstances by reason of which change has occurred	:	Purchase and sale of shares managed by Portfolio Manager

* Nature of interest	:	Direct
Direct (units)	:	348,549,555
Direct (%)	:	14.47
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**348,549,555**
* Date of notice	:	11/11/2005

Remarks :
The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 17th November 2005.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 01/12/2005 05:51:26 PM
Submitted by S DARBY on 01/12/2005 05:57:40 PM
Reference No SD-051125-0802C

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Employees Provident Fund Board
(Disposal of 477,800 shares)

SBB Asset Management Sdn Bhd
(Acquisition of 400,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 21/11/2005	* 477,800	
Acquired	21/11/2005	400,000	

* Circumstances by reason of which change has occurred : Purchase and sale of shares by the EPF Board and its Portfolio Manager

* Nature of interest	:	Direct
Direct (units)	:	348,021,755
Direct (%)	:	14.45
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**348,021,755**
* Date of notice	:	**21/11/2005**

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 25th November 2005.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 01/12/2005 05:50:15 PM
Submitted by S DARBY on 01/12/2005 05:57:34 PM
Reference No SE-051122-18DE1

Submitting Merchant Bank (If applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder
* Name : Yayasan Pelaburan Bumiputra
* Address : c/o Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : 37113-P
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 16/11/2005	* 350,000	
Acquired	17/11/2005	150,000	
Acquired	18/11/2005	264,700	
Acquired	21/11/2005	7,700	

* Circumstances by reason of which change has occurred : Purchase of shares by Permodalan Nasional Berhad. Yayasan Pelaburan Bumiputra is deemed to have indirect interest in

		Sime Darby Berhad through its shareholding of 100% less one share of Permodalan Nasional Berhad which in turn is a substantial shareholder of Sime Darby Berhad.
* Nature of interest	:	Deemed interest
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	123,467,900
Indirect/deemed interest (%)	:	5.13
* Total no of securities after change	:	123,467,900
* Date of notice	:	21/11/2005

Remarks :
The notices of change in substantial shareholding were received from Yayasan Pelaburan Bumiputra on 22nd and 24th November 2005.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 01/12/2005 05:51:01 PM
Submitted by S DARBY on 01/12/2005 05:57:38 PM
Reference No SE-051122-19217

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Permodalan Nasional Berhad
*	Address	: Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
*	NRIC/passport no/company no.	: 38218-X
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 16/11/2005	* 350,000	
Acquired	17/11/2005	150,000	
Acquired	18/11/2005	264,700	
Acquired	21/11/2005	7,700	

*	Circumstances by reason of which change has occurred	: Purchase of shares by the Company
*	Nature of interest	: Direct

Direct (units)	:	123,467,900
Direct (%)	:	5.13
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	123,467,900
* Date of notice	:	21/11/2005

Remarks :
The notices of change in substantial shareholding were received from Permodalan Nasional Berhad on 22nd and 24th November 2005.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 07/12/2005 05:17:50 PM
Reference No SD-051201-D4CE9

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Employees Provident Fund Board
(Disposal of 1,621,300 shares)

SBB Asset Management Sdn Bhd
(Acquisition of 2,254,000 shares)

Mayban Investment Management Sdn Bhd
(Disposal of 150,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 22/11/2005	* 650,000	
Disposed	23/11/2005	500,000	
Acquired	22/11/2005	370,000	
Acquired	23/11/2005	1,041,000	
Disposed	24/11/2005	450,000	
Disposed	25/11/2005	21,300	
Disposed	24/11/2005	150,000	
Acquired	24/11/2005	843,000	

* Circumstances by reason of which change has occurred	:	Purchase and sale of shares by the EPF Board and its Portfolio Managers
* Nature of interest	:	Direct
Direct (units)	:	348,504,455
Direct (%)	:	14.46
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	348,504,455
* Date of notice	:	25/11/2005

Remarks :

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 29th November and 1st December 2005.

General Announcement
Reference No **MM-051207-63151**

Submitting Merchant Bank	:	**AMMERCHANT BANK BERHAD**
Company Name	:	**SIME DARBY BERHAD**
Stock Name	:	**SIME**
Date Announced	:	**07/12/2005**

Type	:	**Announcement**
Subject	:	**SIME DARBY BERHAD ("SIME DARBY" OR "COMPANY")** **~ PROPOSED SCHEME OF ARRANGEMENT BETWEEN SIME DARBY, TRACTORS MALAYSIA HOLDINGS BERHAD ("TRACTORS") AND THE STOCKHOLDERS OF TRACTORS OTHER THAN SIME DARBY UNDER SECTION 176 OF THE COMPANIES ACT, 1965 TO PRIVATISE TRACTORS ("PROPOSED SOA")**

Contents :

This announcement is dated 7 December 2005.

On behalf of Sime Darby, AmMerchant Bank Berhad (a member of the AmInvestment Group) **("AmMerchant Bank")** wishes to announce that the Company has been informed by Tractors that the High Court of Malaya has granted its sanction to the Proposed SOA on 6 December 2005.

A copy of the Court order will be lodged with the Companies Commission of Malaysia in due course.